Verizon North Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in Millions)	2002	2001	2000		1999	1998

Income before provision for income taxes and extraordinary item	$983.2	$892.3	$1,120.5	(a)	$1,136.2	$878.1
Equity loss from affiliate	2.0	19.1	.6		—	—
Interest expense	107.1	126.6	129.4		155.5	149.1
Portion of rent expense representing interest	33.9	13.8	11.3		17.7	12.7
Amortization of capitalized interest	1.3	1.2	1.2		1.1	.9

Earnings, as adjusted	$1,127.5	$1,053.0	$1,263.0		$1,310.5	$1,040.8

Fixed charges:
Interest expense	$107.1	$126.6	$129.4		$155.5	$149.1
Portion of rent expense representing interest	33.9	13.8	11.3		17.7	12.7
Capitalized interest	1.3	2.4	2.3		2.8	2.6

Fixed charges	$142.3	$142.8	$143.0		$176.0	$164.4

Ratio of earnings to fixed charges	7.92	7.37	8.83		7.45	6.33

(a)	Excludes a gain of $418.4 million on sales of assets.